

May 4, 2020

Walter Powell
Chief Financial Officer
ATLAS TECHNICAL CONSULTANTS, INC.
13215 Bee Cave Parkway, Building B, Suite 230
Austin, Texas 78738

> **Re: ATLAS TECHNICAL CONSULTANTS, INC.**
>   **Registration Statement on Form S-1**
>   **Filed April 20, 2020**
>   **File No. 333-237748**

Dear Mr. Powell:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed April 20, 2020

General

1.   We note that a portion of your securities are to be offered and sold in a primary at-the-market offering. Because you are not eligible to conduct an offering under Rule 415(a)(1)(x), you are ineligible to conduct an at-the-market offering under Rule 415(a)(4). Please revise your prospectus to set a fixed price at which the securities will be offered and sold, and revise your disclosure to remove all indications that the securities will be sold at market prices. In this regard, please make the appropriate revisions on the front cover page of the prospectus and in the plan of distribution section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services